Baker Tilly WM LLP
1500 – 401 Bay Street
Toronto, Ontario
Canada M5H 2Y4
T: +1 416.368.7990
F: +1 416.368.0886

toronto@bakertilly.ca
www.bakertilly.ca

July 11, 2023

To:

British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission
Ontario Securities Commission
Financial and Consumer Services Commission (New Brunswick)
Nova Scotia Securities Commission
Office of the Superintendent of Securities, Prince Edward Island
Office of the Superintendent of Securities, Newfoundland and Labrador

Dear Sirs / Mesdames:

Re: GameSquare Holdings, Inc. (formerly, Engine Gaming and Media, Inc.)
Notice of Change of Auditor dated July 7, 2023

Pursuant to section 4.11 of National Instrument 51-102, we have read the Notice of Change of Auditor (the "Notice") and agree with the statements contained in the Notice pertaining to our firm.

Yours very truly,

Baker Tilly WM LLP

Baker Tilly WM LLP
Chartered Professional Accountants, Licensed Public Accountants